FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF – Composition of the board of directors	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Please see attached press release.

Madrid, April 24, 2018

NOTA DE PRENSA
PRESS RELEASE

Madrid, April 24, 2018

CHANGES IN THE TELEFÓNICA’S BOARD OF DIRECTORS

Madrid, April 24, 2018.- At its ordinary meeting held today, the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. has approved to propose to the Board of Directors meeting taking place tomorrow, the appointment by co-optation of María Luisa García Blanco as an Independent Director, occupying the vacancy that Eva Castillo Sanz will leave at the end of her mandate and after 10 years in the Board of Directors of Telefónica.

The Committee will also propose to the Board of Directors to submit to the approval of the next General Shareholders' Meeting: (i) the re-election of José María Abril Pérez as Proprietary Director, the re-election of Luiz Fernando Furlán and Francisco Javier de Paz Mancho as Independent Directors; and (ii) the ratification and appointment of the Executive Director Ángel Vilá Boix, of the Proprietary Director Jordi Gual Solé, and of the Independent Director María Luisa García Blanco.

María Luisa García Blanco is a member of the Salama García Blanco law firm since October 2013 and has extensive international experience in regulatory, administrative and constitutional law. She was Deputy General Director of Constitutional and Human Rights and State Attorney-Head of the Department of Constitutional and Human Rights, as well as Agent of the Kingdom of Spain. She has been Chief Coordinator of Spain’s Delegation before various UN Committees in Geneva (2002-2013).

From 2000 to2002, María Luisa was State Attorney before the Constitutional Court, and she previously worked at the Ministry of Justice in the Research Department. From 1993 to1999, she was State Attorney in the Ministry of Agriculture, Fisheries and Food.

Eva Castillo was member of the Strategy and Innovation Committee, the Service Quality and Customer Service Committee, and the Regulation and Institutional Affairs Committee of Telefonica, S.A., and is the Chairperson of the Supervisory Board of Telefónica Deutschland Holding, AG since the company's IPO at the end of 2012. From September 2012 to February 2014, she was the President and CEO of Telefónica Europe and member of the Telefónica’s Executive Committee.

Eva is an independent Board member of Bankia since 2012, where she chairs the Remuneration Committee and is also a member of the Board Risk Committee and Risk Advisory Committee. She was also an independent Board member of Visa Europe until it was sold in 2017. In addition, she was an independent Board member of Old Mutual plc.

She is a member of the Board of Trustees of the Telefónica Foundation, member of the Board of Trustees of the Comillas – ICAI Foundation and member of the Board of Trustees of the Entreculturas Foundation. Previously, she served in different senior positions at Merrill Lynch, including as Head of Global Wealth Management for Europe, the Middle East and Africa (EMEA), as well as President of Merrill Lynch Spain. Before joining Merrill Lynch, she worked at Goldman Sachs in London and at Beta Capital in Madrid.

Jose María Álvarez-Pallete, Chairman and CEO of Telefónica, said: "I want to express my gratitude to Eva for her great contribution during the many years of work and collaboration with the Telefónica Group, and for her key role in the various executive positions she has held in the Company”.
“Our sector is undergoing a change of era, and at Telefónica we are prepared thanks to the profound transformation we have undertaken in recent years to bring the best connectivity and technology to our customers. Our vision is to be a bold, open and trusted company for our employees, clients and society," added Alvarez Pallete.
The composition of the board of directors of Telefónica would remain at 17 directors with more than half of directors (9) being independent, representing several nationalities (Brazilian, English, Austrian and Chinese, as well as Spanish), and with 18% members being women.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 24, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors